

August 27, 2012

Via E-mail
Joseph E. (Jeff) Consolino
President and Chief Financial Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

> **Re: Validus Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-33606**

Dear Mr. Consolino:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Losses and Loss Expenses, page 62

1. You state on page 62 that within the reinsurance business, the portion of total IBNR related to future variation on known claims is calculated at the individual claim level in some instances. Please provide us proposed disclosure to be included in future periodic reports to address whether a portion of the total IBNR also includes a reserve related to future variation on known claims not calculated at the individual claim level.

2. Please address the following related to the reserve for potential development on notable loss events:
   * The balance for the reserve for potential development on 2010 and 2011 notable loss events was $96.6 million as of December 31, 2011. Although you disclose that this

reserve is not directly linked in isolation to any one significant/notable loss, please provide us proposed disclosures to be included in future periodic reports identifying the notable events outstanding covered by the reserve for potential development as of the end of each period presented.

- We have reviewed your earnings call transcripts indicating that there is no formula to come up with the ending balance in the reserve for potential development on notable events. However it is still not clear how it was determined. Please provide us proposed disclosures to be included in future periodic reports to explain what information you start with in evaluating the amount to record. In this regard, it would appear that you would need to analyze the facts and circumstances relating to each notable event to compute your total reserve for potential development on notable events. Please explain how you identified the series of events to include, the elements of exposure and the extent of potential volatility. Please provide any additional information you feel would help provide insight into how you determine the amount of reserve for potential development on notable events as of each balance date presented.
- Please provide us proposed disclosure to be included in future periodic reports that presents a roll-forward of the reserve for potential development on notable events for each period presented. Please include the following in the roll-forward:
    o Beginning balance,
    o Additional reserves added,
    o Allocations of the reserve for potential development to notable events by individual event,
    o Releases of the reserve (favorable development) and
    o Ending balance
- Please provide us proposed disclosure to be included in future periodic reports that presents a roll-forward of the reserve for each notable loss event for each period presented. Please include the following in the roll-forward:
    o Beginning balance or initial reserve set up for the notable event including both case reserves and individual IBNR,
    o Additional reserves added,
    o Allocations from the reserve for potential development on notable events,
    o Releases of the reverse (favorable development),
    o Amounts paid and
    o Ending balance

Notes to Consolidated Financial Statements
1. Nature of the business, page F-5

3. You disclose that on May 25, 2011 the Company joined with other investors in capitalizing AlphaCat Re 2011, a special purpose "sidecar" reinsurer formed for the purpose of writing collateralized reinsurance and retrocessional reinsurance. You originally consolidated AlphaCat Re because you owned a majority interest. You deconsolidated AlphaCat Re in December 2011 because your voting interest fell below

50%. You also disclose in Note 8 on page F-27 further information about your equity investment in AlphaCat Re. Please tell us what consideration was given to the guidance in ASC 810 relating to variable interest entities in determining whether or not consolidation is required. Provide a detailed analysis of whether or not AlphaCat Re is a variable interest entity and, if so, why you are not considered the primary beneficiary.

7. Investments
(a) Classification within the fair value hierarchy, page F-18

4. Please provide us proposed disclosure to be included in future periodic reports to separately identify the significant inputs used in determining the fair value of each material Level 2 asset class as required by ASC 820-10-50-2bbb.

18. Income Taxes, page F-53

5. Your gross premiums written in the United States based on page F-65 accounted for 30% of your total gross premiums written in 2011 and 2010. However, you did not have any pre-tax income attributable to the United States for the same periods. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between premiums and pre-tax income in the United States.

23. Statutory and Regulatory Requirements, page F-66

6. Please provide us disclosure to be included in future periodic reports to disclose statutory net income (loss). Refer to Rule 7-03(a)(23)(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant